UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD DECEMBER 4, 2002

                                   IPSCO INC.
                          (COMMISSION FILE NO. 0-19661)

              P.O. BOX 1670, REGINA, SASKATCHEWAN, CANADA, S4P 3C7
                            TELEPHONE: (306) 924-7700
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F     [_]             Form 40-F       [X]


(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                                  EXHIBIT INDEX

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EXHIBIT NO.       DESCRIPTION                                           PAGE NO.
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     1.           News Release dated December 4, 2002                      1
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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   IPSCO Inc.
Date: 4 December 2002
                                   By:  /s/ John Comrie
                                        ---------------------------------------
                                        John Comrie
                                        Secretary